Contact

www.linkedin.com/in/colton-anderson-0799201a9 (LinkedIn)

Top Skills

Angular
Python
PostgreSQL

Colton Anderson

Co-Founder at Kartorium
Greater Anchorage Area

Summary

Co-founder for Kartorium, a software startup in Anchorage, AK; I do things anywhere from full stack software development to marketing strategies, business research, grant writing, funding, and sales.

Experience

Kartorium

2 years

Technical Account Manager
January 2022 - Present (7 months)
Anchorage, Alaska, United States

Programmer/Analyst
August 2020 - January 2022 (1 year 6 months)
Anchorage, Alaska, United States

Worked within a small agile team to develop a cloud-based web application; reached MVP in 9 months

Responsible for writing and maintaining code in a full-stack environment using Angular and Node.js frameworks.

Leveraged web application libraries like Three.js and Mapbox with reality capture, 3D models, GIS data, and spherical images to provide a unique solution addressing operational and training needs of heavy industries

Member of the sales team; helped curate and engage in 20+ customer discovery interviews; communicated with potential customers to understand and identify their pain points and needs.

Created informational documents and presentations for investors, as well as customer-facing marketing material

Responsible for management of 5 interns; organized learning materials and monitored their progress and productivity

OSU Center for Applied Systems and Software
Software Analyst
May 2020 - November 2020 (7 months)
Corvallis, Oregon, United States

Worked collaboratively with developers and analysts on the Oregon Department of Environmental Quality Clean Fuels Program Reporting System

Used MS SQLServer to run CRUD operations on database

Updated bug reports and tasks on Microsoft Azure DevOps board with QA and regression test results.

Developed automation scripts with Python for data entry

Used Figma to generate mockups of new features and functionalities

Three Rivers School District
10 months

6th Grade Math Teacher
September 2019 - June 2020 (10 months)
Grants Pass, Oregon, United States

Created and taught lessons to content standards and students' education needs

Communicated effectively between teachers and administration, discussing educational, emotional, and social development of students

Managed classes between 15-40 students while maintaining a positive learning environment

Utilized flexible tools to teach content and extend professional teacher-student communication: Canvas, IXL, Microsoft Office Suite, Google Suite (Gmail, Drive, Docs, Sheets, Slides, Classroom)

Pivoted successfully into remote teaching during COVID-19 protocols

Middle School Boys Basketball Coach
October 2019 - December 2019 (3 months)
Grants Pass, Oregon, United States

Head coach and for Lincoln Savage Middle School 7th & 8th grade Boys Basketball Teams.

Organized games and practices, mentored players, taught basketball fundaments, as well as higher level offensive and defensive concepts.

Kenai Peninsula Borough School District
2 years 1 month

Secondary School Teacher
August 2017 - July 2019 (2 years)
Soldotna, Alaska, United States

Created and taught lessons to content standards and students' education needs

Communicated effectively between teachers and administration, discussing educational, emotional, and social development of students

Managed classes between 15-30 students while maintaining a positive learning environment

Utilized flexible tools to teach content and extend professional teacher-student communication: Canvas, IXL, Microsoft Office Suite, SmartTechnologies software and displays, Google Suite (Gmail, Drive, Docs, Sheets, Slides, Dropbox)

MathCounts middle school club coach

Assistant Boys Basketball Coach
November 2017 - March 2019 (1 year 5 months)
Soldotna, Alaska, United States

Junior Varsity head coach and Varsity assistant coach for Nikiski High School Boys Basketball Team.

Organized games and practices, mentored players, taught basketball fundaments, as well as higher level offensive and defensive concepts.

Responsible for player development, in-game insights, and statistical analysis.

Varsity Football Coach
July 2017 - October 2018 (1 year 4 months)
Soldotna, Alaska, United States

Offensive Coordinator for Nikiski High School football team. Organized games and practices, mentored players, taught positional fundamentals as well as Wing-T offensive concepts. Responsible for development and extension of offensive playbook, and in-game play calling.

Education

Oregon State University
Bachelor of Science - BS, Computer Science · (January 2020 - August 2021)

University of Alaska Fairbanks
Master of Education - MEd, Secondary Education and
Teaching · (2016 - 2018)

University of Alaska Fairbanks
Bachelor of Science - BS, Biology/Biological Sciences, General · (2012 - 2016)